Exhibit 99.68

PyroGenesis Canada Inc.

Condensed

Interim Consolidated Financial Statements

Three and the nine months ended September 30, 2020 and 2019

(Unaudited)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited financial statements of PyroGenesis Canada Inc. have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements for the period ended September 30, 2020

PyroGenesis Canada Inc.

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

	September 30, 2020	December 31, 2019
	$	$
Assets
Current assets
Cash	2,095,519	34,431
Accounts receivable [note 5]	5,186,728	210,540
Costs and profits in excess of billings on uncompleted contracts and projects [note 6]	144,060	122,980
Investment tax credits and government wage subsidy [note 7]	567,060	709,395
Deposits	596,638	150,322
Prepaid expenses	108,378	96,886
Total current assets	8,698,383	1,324,554

Non-current assets
Inventories	10,068	10,068
Deposits	290,359	178,105
Strategic investments [note 8]	23,539,814	1,609,354
Property and equipment	2,486,925	1,977,481
Right of use assets	3,802,794	3,742,769
Intangible assets	910,034	736,898

Total assets	39,738,377	9,579,229

Liabilities
Current liabilities
Accounts payable and accrued liabilities [note 9]	3,821,505	4,913,155
Billings in excess of costs and profits on uncompleted contracts [note 10]	9,359,669	3,084,657
Term loans [note 11]	-	496,000
Promissory notes payable to the controlling shareholder and CEO	-	284,956
Current portion of lease liabilities	229,748	139,529
Convertible liability instruments [note 12]	-	2,898,358
Total current liabilities	13,410,922	11,816,655
Non-current liabilities
Lease liabilities	2,821,052	3,845,497
Total liabilities	16,231,974	15,662,152
Shareholders’ equity [note 13]
Common shares and warrants	56,048,727	47,073,243
Contributed surplus	9,436,363	6,679,730
Equity portion of convertible debentures [note 12]	-	401,760
Deficit	(41,978,687)	(60,237,656)
Total shareholders’ equity (deficiency)	23,506,403	(6,082,923)

Total liabilities and shareholders’ equity	39,738,377	9,579,229

Going concern disclosure, related party transactions, contingent liabilities, subsequent events [notes 1(b), 18, 20, 23]

Approved on behalf of the Board:

[Signed by P. Peter Pascali] P. Peter Pascali	[Signed by Michael Blank] Michael Blank

PyroGenesis Canada Inc.

Condensed interim Consolidated Statements of Comprehensive Income (Loss)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues [note 4]	8,149,427	2,097,437	10,996,789	3,747,649
Cost of sales and services [note 15]	2,616,901	1,150,347	3,930,257	2,538,538
Gross profit	5,532,526	947,090	7,066,532	1,209,111
Expenses (income)
Selling, general and administrative [note 15]	5,311,802	1,499,952	8,253,369	4,425,834
Research and development	131,955	236,535	151,176	544,954
Net finance costs [note 16]	(16,370)	246,352	493,295	773,269
	5,427,387	1,982,839	8,897,840	5,744,057

Net income (loss) from operations	105,139	(1,035,749)	(1,831,308)	(4,534,946)

Changes in fair market value of strategic investments [note 8]	15,220,857	70,717	20,628,298	437,600
Net comprehensive income (loss)	15,325,996	(965,032)	18,796,990	(4,097,346)
Earnings (loss) per share [note 17]
Basic	0.10	(0.01)	0.13	(0.03)
Diluted	0.09	(0.01)	0.12	(0.03)

The accompanying notes form an integral part of the condensed interim consolidated financial statements.

PyroGenesis Canada Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(unaudited)

	Number of common shares	Common shares and warrants	Contributed Surplus	Equity portion of convertible debentures	Deficit	Total
		$	$	$	$	$
Balance - December 31, 2019	141,303,451	47,073,243	6,679,730	401,760	(60,237,656)	(6,082,923)
Shares issued upon exercise of stock options	1,858,000	1,018,658	(396,059)	-	-	622,599
Shares issued upon exercise of share purchase warrants [note 13]	5,596,467	4,383,858	-	-	-	4,383,858
Conversion of debentures into shares [note 12]	3,369,375	3,073,356	-	(360,981)	-	2,712,375
Conversion of loan into shares [note 12]	3,225,000	925,982	-	(98,422)	-	827,560
Shares purchased for cancellation [note 13]	(1,285,000)	(426,370)	-	-	(538,021)	(964,391)
Equity component of convertible debentures [note 12]	-	-	40,779	(40,779)	-	-
Share-based payments	-	-	3,111,913	-	-	3,111,913
Equity component of convertible debentures issued [note 12]	-	-	-	98,422	-	98,422
Net income and comprehensive income	-	-	-	-	18,796,990	18,796,990
Balance – September 30, 2020	154,067,293	56,048,727	9,436,363	-	(41,978,687)	23,506,403

Balance - December 31, 2018	133,501,050	42,863,456	6,795,274	401,760	(51,066,540)	(1,006,050)

Cash received on private placement, net of issuance costs	6,118,400	3,448,077	-	-	-	3,448,077
Share-based payments	-	-	76,218	-	-	76,218
Below market element of short-term promissory notes	-	-	12,566	-	-	12,566
Net loss and comprehensive loss	-	-	-	-	(4,097,346)	(4,097,346)
Balance – September 30, 2019	139,619,450	46,311,533	6,884,058	401,760	(55,163,886)	(1,566,535)

The accompanying notes form an integral part of the condensed interim consolidated financial statements.

PyroGenesis Canada Inc.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows provided by (used in)
Operating activities
Net income (loss)	15,325,998	(965,032)	18,796,990	(4,097,346)
Adjustments for:
Share-based payments	3,017,409	14,149	3,111,913	76,218
Depreciation on property and equipment	19,125	44,958	39,238	145,801
Depreciation of right-of-use assets	128,971	111,492	306,541	326,830
Amortization of intangibles assets	6,782	5,267	20,408	14,824
Finance costs [note 16]	121,408	246,352	631,073	773,268
Change in fair value of investments	(15,220,857)	(70,717)	(20,628,298)	(437,600)
	3,398,836	(613,529)	2,277,865	(3,198,005)
Net change in non-cash operating working capital items [note 14]	(1,008,940)	(235,406)	(640,447)	397,016
	2,389,896	(848,937)	1,637,418	(2,800,989)
Investing activities
Variation of inventories	-	2,007	-	(14,714)
Purchase of property and equipment	(437,057)	(298,591)	(541,512)	(631,223)
Additions to intangible assets	(48,282)	35,362	(63,893)	(111,305)
Variation of deposits	(108,489)	(225)	(112,254)	10,524
Proceeds on disposal of strategic investments	2,103,024	261,000	2,103,024	261,000
Purchase of strategic investments	(2,949,672)	-	(3,009,672)	-
	(1,440,476)	(447)	(1,624,307)	(485,718)
Financing activities
Repayment of R&D loans [note 11]	(247,500)	-	(461,500)	(247,200)
Repayment of term loans [note 11]	(115,200)	-	(115,200)	-
Repayment of convertible debentures [note 12]	-	-	(358,500)	-
Repayment of lease liabilities	(1,232,520)	(55,183)	(1,300,792)	(160,902)
Repayment of promissory notes payables to the controlling shareholder and CEO	-	-	(295,000)	-
Proceeds from loans [note 11]	-	-	-	329,200
Proceeds from convertible loans [note 12]	-	-	903,000	-
Proceeds from issuance of shares – Private placement	-	-	-	3,554,472
Proceeds from issuance of shares upon exercise of warrants [note 13]	1,242,189	-	4,402,858	-
Proceeds from issuance of shares upon exercise of stock options [note 13]	15,599	-	603,599	-
Shares purchased for cancellation [note 13]	-	-	(964,391)	-
Share issue costs	-	(17,400)	-	(106,395)
Interest paid	(84,246)	(95,141)	(366,097)	(451,382)
	(421,678)	(167,724)	2,047,977	2,917,793
Net increase (decrease) in cash	527,742	(1,017,108)	2,061,088	(368,914)
Cash - beginning of period	1,567,777	1,293,173	34,431	644,981
Cash - end of period	2,095,519	276,067	2,095,519	276,067

PyroGenesis Canada Inc.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Supplemental cash flow disclosure

Non-cash transactions:
Interest receivable on 2019 SR&ED tax credit loan repaid before maturity (note 11)	21,267	-	21,267	-
Purchase of property and equipment included in accounts payables	(181,863)	183,200	7,170	232,554
Interest paid in advance, deducted from the proceeds from loan	-	17,848	-	17,848
Purchase of intangibles assets included in accounts payables	(120,468)	19,007	129,650	54,369
Interest included in accounts payable	19,408	-	-	-
Investments received in payment of trade accounts receivables	395,514	-	395,514	-
Increase in lease liabilities and right-of-use assets	366,566	-	366,566	-

The accompanying notes form an integral part of the condensed interim consolidated financial statements

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

1. Nature of operations and going concern disclosure

(a) Nature of operations

PyroGenesis Canada Inc. (the “Company”), incorporated under the laws of the Canada Business Corporations Act, was formed on July 11, 2011. The Company owns patents of advanced waste treatment systems technology and designs, develops, manufactures and commercialises advanced plasma processes and systems. The Company is domiciled at 1744 William Street, Suite 200, Montreal, Quebec. The Company is publicly traded on the TSX Exchange under the Symbol “PYR” on the OTCQB in the USA under the symbol “PYRNF” and on the Frankfurt Stock Exchange (FSX) under the symbol “8PY “.

(b) Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2. Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as adopted by the International Accounting Standards Board (“IASB”), using the Canadian dollar as the reporting currency. The Canadian dollar is the functional currency of the Canadian parent company. These condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and with the same accounting policies and methods of computation followed in the most recent audited consolidated annual financial statements as at and for the year ended December 31, 2019. The condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements. Certain information and footnote disclosures normally included in consolidated annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to the understanding of the Company’s condensed interim consolidated financial statements. These statements include the accounts of Drosrite International Inc.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors on November 25, 2020.

(b) Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis except for the investments which are accounted for at fair value.

3. Significant accounting judgments, estimates and assumptions

The significant judgments, estimates and assumptions applied by the Company’s in these condensed interim consolidated financial statements are the same as those applied by the Company in its audited annual financial statements as at and for the year ended December 31, 2020.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

4. Revenues

During the nine months ended September 30, 2020, the Company’s revenues from long-term contracts and sales of goods are generated primarily from DROSRITE™ related sales of $6,384,563 (2019 - $Nil), PUREVAP™ related sales of $2,883,819 (2019 - $328,733), Torch related sales of $897,822 (2019 - $1,932,353), and the development and support related to systems supplied to the U.S. Military $478,132 (2019 - $500,946).

Refer to note 22 for sales by geographic area and by product line.

Transaction price allocated to remaining performance obligations

As at September 30, 2020, revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially satisfied) at the reporting date is $34,600,000. Revenue will be recognized as the Company satisfies its performance obligations under long-term contracts, which is expected to occur over the next 3 years.

5. Accounts receivable

Details of accounts receivable were as follows:

	September 30, 2020	December 31, 2019
	$	$
1 – 30 days	4,839,048	71,423
31 – 60 days	54,347	9,483
61 – 90 days	101,290	17,753
Greater than 90 days	59,624	5,469
Total trade accounts receivable	5,054,309	104,128
Other receivables	132,419	106,412
	5,186,728	210,540

There is no allowance for expected credit losses recorded as at September 30, 2020 and December 31, 2019.

6. Costs and profits in excess of billings on uncompleted contracts and projects

As at September 30, 2020, the Company had six uncompleted contracts and projects with total billings of $535,570 which were less than total costs incurred and had recognized cumulative revenue of $391,510 since those contracts and projects began. This compares with five contracts with total billings of $99,594 which were less than total costs incurred and had recognized cumulative revenue of $223,601 as at December 31, 2019.

Changes in costs and profits in excess of billings on uncompleted contracts during the three and the nine months ended September 30, 2020 are explained by $121,829, and $151,023, recognized at the beginning of the year being transferred to accounts receivable, and by $59,908, and $172,108 resulting from changes in the measure of progress.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

7. Investment tax credits

Investment tax credits for the three and nine months ended September 30, 2020 were $44,941 and $132,586 (2019 - $98,703 and $246,201). As at September 30, 2020 investment tax credits receivable including amounts owed from 2019 related to qualifying projects from the provincial government were $567,060 (December 31, 2019 - $709,395).

8. Strategic investments

	September 30, 2020	December 31, 2019
	$	$
Beauce Gold Fields (“BGF”) common shares – level 1	143,611	133,354
HPQ Silicon Resources Inc. (“HPQ”) common shares - level 1	13,289,326	1,476,000
HPQ warrants – level 3	10,106,877	-
	23,539,814	1,609,354

	(“BGF”) shares level 1		HPQ shares level 1		(“HPQ”) Warrants level 3		Total investments
	Quantity	$	Quantity	$	Quantity	$	$
Balance, December 31, 2018	1,025,794	102,579	21,350,000	1,281,000	18,750,000	310,537	1,694,116
Disposals	-	-	(2,900,000)	(261,000)	-	-	(261,000)
Expired warrants	-	-	-	-	(1,000,000)	-	-
Change in the fair value	-	30,775	-	456,000	-	(310,537)	176,238
Balance, December 31, 2019	1,025,794	133,354	18,450,000	1,476,000	17,750,000	-	1,609,354
Additions	-	-	10,802,100	2,845,186	9,594,600	560,000	3,405,186
Proceeds on disposal	-	-	(4,177,900)	(2,103,023)	-	-	(2,103,023)
Realized gain on disposal	-	-	-	1,523,916	-	-	1,523,916
Change in the fair value	-	10,257	-	9,547,247	-	9,546,877	19,104,381
Balance, September 30, 2020	1,025,794	143,611	25,074,200	13,289,326	27,344,600	10,106,877	23,539,814

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

8. Strategic investments (continued)

1,200,000 common shares and 1,200,000 warrants of HPQ were purchased in cash for an amount of $60,000 in April 2020. 4,394,600 common shares of HPQ and 4,394,600 warrants of HPQ were received in May 2020 to settle trade receivables from HPQ in the amount of $395,414. At the transaction date, this non-monetary transaction was measured at the fair value of the trade receivables. 4,000,000 common shares and 4,000,000 warrants were purchased in cash for an amount of $2,400,000 in September 2020.

The fair value of the HPQ warrants was measured using the Black-Scholes option pricing model using the following assumptions:

Number of warrants	1,500,000	16,250,000	1,200,000	4,394,600	4,000,000
Exercise price ($)	0.15	0.17	0.410	0.40	0.61
Assumptions under the Back Sholes model:
Fair value of the shares ($)	0..53	0.53	0.53	0.53	0.53
Risk free interest rate (%)	0.23	0.23	0.23	0.23	0.23
Expected dividend yield (%)	0	0	0	0	0
Expected volatility rate (%)	146.94	146.36	114.40	113.79	113.18
Expected remaining life (number of months)	2	11	31	32	35

As at September 30, 2020, a gain from initial recognition of the warrants of $951,397 ($56,780 – 2019) has been deferred off balance sheet until realised.

9. Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
	$	$
Accounts payable	1,117,126	2,780,628
Accrued liabilities	2,582,744	1,866,823
Accounts payable to the controlling shareholder	21,221	214,470
Accounts payable to a trust beneficially owned by the controlling shareholder	100,414	51,234
	3,821,505	4,913,155

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

10. Billings in excess of costs and profits on uncompleted contracts

The amount to date of costs incurred and recognized profits less recognized losses for construction projects in progress amounted to $12,306,014 (2019 - $4,612,082).

Payments to date received were $19,715,683 and $1,950,000 of deposits on contract in progress (2019 - $5,746,739 in cash and $1,950,000 of other assets).

Changes in billings in excess of costs and profits on uncompleted contracts during the three and nine months ended September 30, 2020 are explained by $368,738 and $413,109 recognized as revenue, and an increase of $4,157,799 and $6,688,123 resulting from cash received excluding amounts recognized as revenue.

11. Term loans

	Other Term Loans¹	2019 SR&ED Tax Credit loan²	2018 SR&ED Tax Credit loan³	2017 SR&ED Tax Credit loan	Total
	$	$	$	$	$
Balance, December 31, 2018	-	-	-	247,200	247,200
Additions	115,200	247,500	214,000	-	576,700
Conversion option	(12,800)	-	-	-	(12,800)
Financing costs	-	(63,558)	(54,955)	-	(118,513)
Effective interest	8,533	1,389	40,691	-	50,613
Repayment	-	-	-	(247,200)	(247,200)
Balance, December 31, 2019	110,933	185,331	199,736	-	496,000
Fair value adjustment	-	21,266	-	-	21,266
Effective interest	4,267	40,903	14,264	-	59,434
Repayment	(115,200)	(247,500)	(214,000)		(576,700)
Balance, September 30, 2020	-	-	-	-	-

¹ maturing May 1, 2020 bearing interest rate of 8% per annum payable at the maturity date, repaid on July 13 and July 15, 2020.

² maturing December 23, 2020 bearing interest rate of 16.68% payable at the issuance, repaid on May 05, 2020.

³ maturing April 3, 2020 bearing interest rate of 16.68% payable at the issuance, repaid on July 28, 2020.

On May 1, 2019 the Company entered into loan agreements with unrelated individuals totaling $115,200 bearing interest at the annual rate of 8% payable at maturity, on May 1, 2020. The other term loans are unsecured and are convertible, at 10% discount, for a variable amount, of shares into any future private placement until maturity. The fair value of the debt instrument at inception was determined using the estimated cash flows discounted using a market rate of 20%. At the inception date, the residual amount of the non derivative liability of $12,800 associated with the conversion feature has been recorded in accounts payable and accrued liabilities. On March 31, 2020, the maturity of the other term loans was extended to July 13 and July 15, 2020 and were fully repaid on maturity dates. Upon repayment of the loans, the derivative liability of $12,800 was reclassified in financing costs.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

12. Convertible liability instruments

	2020 Convertible loan	2018 Convertible debentures	Total
		$
Balance at December 31, 2018		2,527,241	2,527,241
Effective interest		371,117	371,117
Balance at December 31, 2019	-	2,898,358	2,898,358
Liability component at issuance	804,578	-	804,578
Effective interest	22,982	155,642	178,624
	827,560	3,054,000	3,881,560
Repayment of debentures including accommodation fees, in cash	-	(358,500)	(358,800)
Conversion into common shares	(827,560)	(2,695,500)	(3,523,060)
Balance, end of period	-	-	-

2020 Convertible loan

On March 18, 2020, the Company closed a $903,000 non-brokered secured convertible loan (“2020 Convertible loan”) at 12% per annum, with a trust whose beneficiary is the controlling shareholder and CEO of the Company. The loan bared interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matured September 17, 2021. The convertible loan might be converted before maturity, in whole at anytime or in part from time to time at a conversion price of $0.25 at the option of the lender. The convertible loan was secured by a deed of hypothec charging on the universalities of movable assets.

At the issuance date, the 2020 Convertible loan was recorded as follows:

$
Liability component	804,578
Conversion option recognized in equity, net of transaction cost of $47,338	98,422
Net proceeds	903,000

On September 30, 2020, the 2020 Convertible loan was converted into 3,225,000 common shares. Upon conversion, the liability component of $98,422 was allocated to share capital.

2018 Convertible debentures

On March 30, 2020, the Company reached an agreement to extend the maturity date of its $3,000,000 2018 convertible debentures to September 30, 2020, from the original maturity date of March 29, 2020. Under the terms of the agreement, the Company redeemed $300,000 (representing 10% of the principal amount), paid a onetime accommodation fee of $54,000, and is no longer subject to any prepayment penalties going forward. Upon redemption, an amount of $40,779 corresponding to the equity component was reclassified to contributed surplus.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

12. Convertible liability instruments (continued)

As the date of modification, the fair value of the 2018 Convertible debentures was determined using estimated cash flows discounted using a market interest rate of 17.5%. At the remeasurement date, A residual amount of $16,875 representing the value of the conversion option equity component was classified in the shareholders’ Equity (Deficiency).

Upon conversion of the debentures in May and June 2020, 3,369,375 common shares were issued and the equity component of $360,981 was classified in share capital.

13. Shareholders’ equity

Common shares and warrants

Issuance of shares

In the nine months period ended September 30, 2020, 1,858,000 common shares were issued upon the exercise of stock options for net proceeds of $622,599.The amount credited to share capital from the exercise of stock options include an ascribe value from contributed surplus of $396,059.

In the nine months period ended September 30, 2020, 5,596,467 common shares were issued upon the exercise of warrants for net proceeds of $4,383,858.

In May and June 2020, the 2018 Convertible debentures and in September 2020 the Convertible loan were converted into 3,369,375 and 3,225,000 common shares, respectively (note 12).

On September 30, 2020, 3,225,000 common shares were issued upon conversion of the 2020 Convertible loan. The equity component was credited to share capital (note 13).

In April, May and June 2020, 1,285,000 common shares were repurchased for cancellation for a total amount of $964,391. The excess of the amount paid over the carrying amount of the common shares of $538,021 was allocated to the deficit.

Stock options

The following table sets out the activity in stock options during the three months ended September 30, 2020:

	Number of options	Weighted average exercise price
		$
Balance – December 31, 2019	8,438,000	0.37
Granted	2,560,000	4.26
Exercised	(1,858,000)	0.34
Forfeited	(80,000)	0.60
Balance, September 30, 2020	9,060,000	1.48

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

13. Shareholders’ equity (continued)

As at September 30, 2020, the outstanding options, as issued under the stock option plan to directors, officers, employees and consultants for the purchases of one common share per option, are as follows:

	Number of stock options September 30, 2020	Exercise price per option (1)	Expiry date
		$
September 25, 2016	3,000,000	0.18	Sep 25, 2021
November 3, 2017	2,480,000	0.58	Nov 3, 2022
May 10, 2018	250,000	0.52	May 10, 2023
July 3, 2018	300,000	0.51	July 3, 2023
October 29, 2018	70,000	0.52	Oct 29, 2023
September 29, 2019	400,000	0.51	Sep 29, 2024
January 2, 2020	100,000	0.45	Jan 02, 2025
July 16, 2020	2,460,000	4.41	Jul 16, 2025

	9,060,000	1.48

On January 2, 2020, the Company granted 100,000 stock options to a director of the Company. The stock options have an exercise price of $0.45 per common share, 100% vested at grant date and are exercisable over a period of five years. On July 16, 2020, the Company granted 1,700,000 stock options to its directors. The stock options have an exercise price of $4.41 per common share and will vest over four years with 25% vesting at the date of the grant and 25% for each subsequent year and are exercisable over a period of five years. The Company also granted 760,000 stock options to employees which have an exercise price of $4.41 per common share. Of these options, 660,000 will vest over two years, 50% on the date of the grant and the remaining 50% will vest one year later and are exercisable over a period of five years. The remaining 100,000 options will vest over four years, 25% will vest on the date of the grant and 25% for each subsequent year thereafter and are exercisable over a period of four years.

The fair value of the stock options was estimated by applying the Black-Sholes option pricing model using the following assumptions:

Date of grant	January 2, 2020	July 16, 2020
Number of options granted	100,000	2,460,000
Exercise price ($)	0.45	4.41
Fair value of each option under the Black Scholes pricing model ($)	0.19	2.94
Assumptions under the Black Scholes model:
Market share ($)	0.45	4.41
Risk free interest rate (%)	1.61	0.33
Expected volatility (%)	46,00	86.42
Expected dividend yield	-	-
Expected life (number of months)	60	60
Forfeiture rate (%)	-	-

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

13. Shareholders’ equity (continued)

Share purchase warrants

The following table reflects the activity in the share purchase warrants for the nine months ended September 30, 2020 and the number of issued and outstanding share purchase warrants at September 30, 2020:

	Number of warrants December 31, 2019	Issued	Exercised	Expired	Number of warrants September 30, 2020	Price per warrant	Expiry date
						$
Issuance of units – April 19, 2018	3,108,333	-	-	(3,108,333)	-	0.85	Apr 19, 2020
Issuance of broker warrants – April 19, 2018	74,000	-	-	(74,000)	-	0.85	Apr 19, 2020
Issuance of units – April 20, 2018	3,385,715	-	-	(3,385,715)	-	0.85	Apr 20, 2020
Issuance of units – September 28, 2018	3,448,276	-	-	-	3,448,276	0.58	Jan 28, 2021
Issuance of units – October 19, 2018	1,500,750	-	(1,382,000)	-	118,750	0.58	Feb 13, 2021
Issuance of units – December 17, 2018	2,244,367	-	(998,967)	-	1,245,400	0.85	Dec 18, 2020
Issuance of units – May 15, 2019	2,996,500	-	(1,471,000)	-	1,525,500	0.85	May 15, 2021
Issuance of units – May 24, 2019	2,024,500	-	(1,244,500)	-	780,000	0.85	May 24, 2021
Issuance of units – June 19, 2019	1,000,000	-	(500,000)	-	500,000	0.85	Jun 19, 2021
Issuance of units – October 25, 2019	225,000	-	-	-	225,000	0.75	Oct 25, 2021
	20,007,441		(5,596,467)	(6,568,048)	7,842,926	0.78

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

14. Supplemental disclosure of cash flow information

Net changes in non-cash components of operating working capital

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Decrease (increase) in:
Inventories	9,245	-	-	-
Accounts receivable	(4,798,293)	87,911	(5,350,435)	200,082
Costs and profits in excess of billings on uncompleted contracts	61,925	(438,169)	(21,080)	(254,344)
Investment tax credits receivable	308,697	(98,703)	142,335	112,139
Deposits	(140,521)	215,880	(446,316)	215,880
Prepaid expenses	(62,823)	(9,530)	(11,492)	(132,749)

Increase (decrease) in:
Accounts payable and accrued liabilities	(176,227)	615,237	(1,228,471)	715,106
Billings in excess of costs and profits on uncompleted contracts	3,789,057	(608,031)	6,275,012	(459,098)
	(1,008,940)	(235,406)	(640,447)	397,016

15. Other information

Cost of sales and services for the three and nine months ended September 30, 2020 was $2,616,901 and $3,930,257 (2019 - $1,150,347 and $2,538,538). Included in cost of sales and services was the amortization of intangible assets expense for the three and nine months ended September 30, 2020 of $6,782 and $20,408 (2019 - $5,267 and $14,824).

Selling, general and administrative costs for the three and nine months ended September 30, 2020 was $5,311,802 and $8,253,369 (2019 - $1,499,952 and $4,425,834). Included in selling, general and administrative costs was depreciation on property and equipment which for the three and nine months ended September 30, 2020 of $19,125 and $39,238 (2019 $44,958 and $145,801) and depreciation of right of use assets of $128,971 and $306,541 (2019 -$111,492 and $326,830).

Employee benefits totaled $5,020,763 and $7,758,771 for the three and the nine months ended September 30, 2020 (2019 - $1,406,043 and $4,397,824) and include share-based compensation of $3,017,409 and $3,111,913 (2019 - $14,149 and $76,218).

The Company has been awarded various grants during the three and the nine months periods, which were recognized when they became receivable. The grants, received in these periods, are unconditional and amounted to $91,459 and $412,982 respectively (2019 - $48,897 and $253,588).

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

16. Net finance costs

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Finance costs
Interest and fees on convertible liability instruments	27,090		171,042
Interest accretion on convertible liability instruments	15,066	146,237	182,700	486,952
Interest on term loans	11,165	8,924	62,073	22,040
Interest on lease liabilities	39,161	71,255	165,085	216,726
Interest accretion on promissory notes	(922)	28,640	17,937	47,271
Other interest expenses	29,848	(8,704)	32,236	279
	121,408	246,352	631,073	773,268
Capitalized finance costs on borrowing costs on Equipment under construction	(137,778)	-	(137,778)	-

Net finance costs	(16,370)	246,352	493,295	773,268

17. Earnings (loss) per share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding as at September 30, 2020:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Weighted daily average of Common shares	150,343,350	135,562,639	145,610,701	136,394,401
Dilutive effect of stock options	6,073,573	-	5,394,875	-
Dilutive effect of warrants	6,671,219	-	5,160,588	-
Weighted average number of diluted shares	163,088,142	135,562,639	156,166,164	136,394,401
Number of anti-diluted stock options, warrants, convertible debentures and convertible loans excluded from fully diluted earnings per share calculation	2,460,000	33,854,441	2,460,000	33,854,441

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

18. Related party transactions

During the three and nine months ended September 30, 2020, the Company concluded the following transactions with related parties:

An amount including rent and property taxes of $68,687 and $205,420 were paid to a trust whose beneficiary is the controlling shareholder and CEO of the Company ($66,740 and $199,842 were respectively charged in 2019). A balance representing past due rent payments to the trust of $58,050 (December 31, 2019 - $Nil) is included in accounts payable at September 30, 2020.

On July 28, 2020, the Company renegotiated an existing lease with a trust whose beneficiary is the controlling shareholder and CEO of the Company and exercised its option to extend the terms and payments of this same lease with a trust whose beneficiary is the controlling shareholder and CEO of the Company. The lease liability was recalculated using an annual borrowing interest rate of 4%. As a result, the lease liability and the right-of-use assets increased by $366,566. In return the trust agreed to convert the 2020 convertible loan approximately one year before its due date. (maturity date September 18, 2021).

As at September 30, 2020, an amount of $58,050 (December 31, 2019 - $Nil), of interest payable and an accretion amount of $Nil (December 31, 2019 - $Nil), were accrued on the 2020 convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

An amount of $1,427,698 was paid as a prepayment for rent and related property taxes and insurances to a trust whose beneficiary is the controlling shareholder and CEO of the Company (December 31, 2019 – $Nil), of this amount $1,178,529 is included in lease liability payments.

A balance due to the controlling shareholder and CEO of the Company amounted to $21,221 (December 31, 2019 - $214,470) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at September 30, 2020.

An amount of ($922) and $17,937 of interest accretion were accrued on the loan of $295,000 from the controlling shareholder and CEO of the Company.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

18. Related party transactions (continued)

Total compensation of key management and board members for the three and nine months ended September 30, 2020 consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Salaries –officers	323,796	136,000	704,114	388,000
Pension contributions	8,195	2,040	14,061	6,120
Fees – Board of Directors	40,000	-	84,000	-
Share – based compensation – officers	1,098,610	-	1,163,909	-
Share – based compensation - Board of Directors	362,215	-	381,008	-
Other benefits – officers	250,724	3,374	488,577	10,252
Total compensation	2,083,540	141,414	2,835,669	404,372

A balance of $87,926 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at September 30, 2020 (December 31, 2019 - $130,604).

19. Financial instruments

As part of its operations, the Company carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed. The Company's overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company's financial performance. The Company does not use derivative financial instruments to hedge these risks.

Foreign currency risk

The Company enters into transactions denominated in US dollars for which the related revenues, expenses, accounts receivable and accounts payable and accrued liabilities balances are subject to exchange rate fluctuations.

As at September 30, 2020 the following items are denominated in US dollars:

	September 30, 2020 CDN	December 31, 2019 CDN
	$	$
Cash	1,100,386	74,749
Accounts receivable	4,902,728	28,704
Accounts payable and accrued liabilities	(152,844)	(403,273)
Total	5,850,270	(299,820)

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

19. Financial instruments (continued)

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Sensitivity analysis

At September 30, 2020, if the US Dollar changes by 10% against the Canadian dollar with all other variables held constant, the impact on pre-tax gain or loss for the year ended September 30, 2020 would have been $585,000 (December 31, 2019 – $29,000).

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum credit risk to which the Company is exposed as at September 30, 2020 represents the carrying amount of cash, accounts receivable and deposits.

Credit concentration

During the three and the nine months ended September 30, 2020, two customers accounted for 54%, 35% and 56%, 26% respectively of revenues from operations.

	Three months ended September 30, 2020		Nine months ended September 30, 2020
	Revenues	% of total revenues	Revenues	% of total revenues
	$	%	$	%
Customer 1	4,367,795	54%	6,162,131	56%
Customer 2	2,840,760	35%	2,904,782	26%
Total	7,208,555	89%	9,066,913	82%

One customer accounted for 94% (December 31, 2019 – three customers for 93%) of trade accounts receivable with amounts owing to the Company of $4,726,967 (December 31, 2019 - $96,874), representing the Company's major credit risk exposure. Credit concentration is determined based on customers representing 10% or more of total revenues and/or total accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables. The Company manages its credit risk by performing credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable. The Company does not generally require collateral or other security from customers on accounts receivable.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

19. Financial instruments (continued)

Fair value of financial instruments

Financial instruments are comprised of cash, accounts receivable, investments, deposits, accounts payable and accrued liabilities, term loans, long-term debt and convertible debentures. There are three levels of fair value that reflect the significance of inputs used in determining fair values of financial instruments:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
Level 3 —	inputs for the asset or liability that are not based on observable market data.

Investments in HPQ shares are valued at quoted market prices and are classified as Level 1.

Investments in HPQ warrants are valued using the Black-Scholes pricing model and are classified as Level 3.

Investments in BGF shares are valued based on a valuation technique that estimates a business' value based on a recent round of financing and are classified as Level 1.

The fair values of cash, accounts receivable, accounts payable and accrued liabilities, and term loans approximate their carrying amounts due to their short-term maturities.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk, and on the fair value of investments or liabilities, known as price risks. The Company is exposed to a risk of fair value on the term loans and convertible debentures as those financial instruments bear interest at fixed rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market price (other than those arising from foreign currency risk and interest risk), whether those changes are caused by factors specific to the individual financial instrument or its issuers or factors affecting all similar financial instruments traded in the market. The most significant exposure to the price risk for the Company arises from its investments in shares of public companies quoted on the TSXV Exchange and the share purchase warrants. If the share prices of the investment in equity of quoted companies had increased or decreased by 15% as at September 30, 2020, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $2,015,000 (December 31, 2019 - $241,000).

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

19. Financial instruments (continued)

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including Black-Scholes pricing model. Some inputs to this model are taken from observable markets, but a degree of judgment is required in establishing the fair values. The judgments include considerations of inputs such as interest free risk and volatility. Should any of the inputs to these models or changes in assumptions about these factors occur, this could affect the reported fair value of financial instruments. If the interest free risk and the volatility used in the calculation of the fair value of the investment in share purchase warrants increased or decreased by 15% as at September 30, 2020, with all other variables held constant, the Company’s investments would have increased or decreased respectively, by approximately $450,000 (December 31, 2019 - $Nil).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivery of cash or another financial asset. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity and / or debt issuances and to generate positive cash flows from operations (see note 1 (b)). The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at September 30, 2020, the accounts payable and accrued liabilities of $3,821,505 are payable within 6 months.

20. Contingent liabilities

The Company is currently a party to various legal proceedings and a tax authorities’ review. If management believes that a loss arising from these matters is probable and can reasonably be estimated, that amount of the loss is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary. Based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

21. Capital management

The Company’s objectives in managing capital are:

a)	To ensure sufficient liquidity to support its current operations and execute its business plan; and

b)	To provide adequate return to the shareholders

The Company’s primary objectives when managing capital is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders.

The Company currently funds these requirements from cash flows from operations and with financing arrangements with third parties and shareholders. The Company is not subject to any externally imposed capital requirements.

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

21. Capital management (continued)

The management of capital includes common shares, warrants reserve, contributed surplus and equity portion of convertible debentures for a total amount of $65,485,090 (December 31, 2019 - $54,154,733) and debt of $Nil, (December 31, 2019 - $3,679,323). The Company monitors its working capital in order to meet its financial obligations. As at September 30, 2019, the Company’s working capital deficiency was $4,712,539, (December 31, 2019 – deficiency of $10,492,101).

There were no changes in the Company’s approach during the nine months ended September 30, 2019.

22. Segment information

The Company operates in one segment, based on financial information that is available and evaluated by the Company’s Board of Directors.

The Company’s head office is located in Montreal, Quebec. The operation of the Company is located in one geographic area: Canada. The following is a summary of the Company’s geographic information:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue from external customers and end users
Africa	38,229	-	38,229	-
Canada	3,101,905	280,592	3,910,884	580,353
China	112,526	6,880	134,585	96,011
Europe	5,161	863,940	6,500	1,376,424
India	-	-	-	3,243
Israel	-	-	4,007	523
Mexico	71,677	-	105,352	122,890
Oceania	-	22,756	-	25,076
Saudi Arabia	4,367,795	-	6,162,131	-
Singapore	-	835,142	-	835,142
South America	9,428	-	121,513	-
United States	442,706	88,127	513,588	707,987
	8,149,427	2,097,437	10,996,789	3,747,649

PyroGenesis Canada Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and 2019

(unaudited)

22. Segment information (continued)

The following is a summary of the Company’s revenue by product line:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Sales of goods under long-term contracts	5,960,844	2,019,791	8,135,671	3,549,989
Sales of goods in point of time	2,164,000	58,933	2,794,297	161,621
Other revenues	24,583	18,713	66,821	36,039
	8,149,427	2,097,437	10,996,789	3,747,649

23. Subsequent events

On October 26, 2020 the Company granted stock options to acquire 200,000 and 50,000 common shares of the Company to two Directors. The stock options have an exercise price of $4.00 per common share and are exercisable over a period of five (5) years. The options are granted in accordance with the Company’s stock option plan.

On November 9 and 12, 2020, an employee of the Company exercised a total of 20,000 stock options at a price of $0.58.

On November 10, 2020 the Company issued 3,354,550 units at a price of $3.60 per unit for gross proceeds of $12,076,380. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each common share purchase warrant entitles the holder thereof to purchase one common share at an exercise price of $4.50 until November 10, 2022. In connection with the bought-deal short form prospectus offering, the Company paid finder fees of $688,915 and issued 191,414 finder’s compensation warrants to the agents.

On November 12, 2020 the acting Chief Financial Officer and Director of the Company, Mr. Michael Blank exercised 200,000 stock options at $0.51 each for a total amount of $102,000.

On November 18, 2020, the Company received final approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange (the “TSXV”) and list its common shares on the TSX.

On November 18, 2020 the Company exercised 1,500,000 HPQ warrants for a total amount of $202,500. Each warrant entitled the holder thereof to acquire one common share at a price of $0.135.

On November 20, 2020, the Company commenced trading its common shares on the Toronto Stock Exchange (the “TSX”) under the symbol PYR.